

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Mr. Vittorio Notarpietro
Chief Financial Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

> **RE:** **Natuzzi S.p.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 1-11854**

Dear Mr. Notarpietro:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Italian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

<u>Item 5. Operating and Financial Review and Prospects, page 34</u>

<u>Critical Accounting Policies, page 34</u>

<u>Recoverability of Long-lived Assets Including Goodwill and Other Intangible Assets, page 35</u>

2. We note that you have reported a net loss for each of the years ended December 31, 2010, 2009 and 2008. As such, we urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your assets as well as the risk that additional charges may need to be recorded. In this regard, please note, in the Critical Accounting Estimates section of Release No. 33-8350, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing additional quantitative disclosures related to each type of potential charge, including impairment charges related to inventories and intangible assets, as well as restructuring charges.

3. You discuss the impairment analyses you perform under US GAAP. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and to the extent that the goodwill for this reporting unit, if impaired, could materially impact your operating results, please provide the following disclosures:
    - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    - The amount of goodwill;
    - A description of the assumptions that drive the estimated fair value;
    - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
    - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results. Please refer to

Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Item 18. Financial Statements

Note 17. Other Liabilities, page F-30

4. You disclose that you are involved in a number of certain and probable claims and legal actions and you believe that the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on your consolidated financial position or results of operations. Please confirm that you considered these matters in the aggregate in addition to individually in making this determination. Please also revise your disclosure to address the impact of these matters on your statements of cash flows. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Exhibit 13.1

5. Your certification refers to the annual report on Form 20-F for the year ended December 31, 2009. Please amend your Form 20-F to include a certification that appropriately refers to the year ended December 31, 2010. In doing so, please refile the Form 20-F in its entirety, along with the currently dated certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief